UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. )*

MidSouth Bancorp, Inc.
(Name of Issuer)
Common Stock, par value $0.10
(Title of Class of Securities)

598039105
(CUSIP Number)

Sy Jacobs c/o Jacobs Asset Management, LLC 11 East 26th Street, Suite 1900 New York, New York 10010 United States of America (212) 271-5526
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	598039105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sy Jacobs

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,166,457

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,166,457

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,166,457

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7%

14.	TYPE OF REPORTING PERSON*

IN, HC

CUSIP No.	598039105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jacobs Asset Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,166,457

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,166,457

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,166,457

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7%

14.	TYPE OF REPORTING PERSON*

IA, OO

CUSIP No.	598039105

Item 1.	Security and Issuer.

The name of the issuer is MidSouth Bancorp, Inc. (the "Issuer"). The address of the Issuer's principal executive offices is 102 Versailles Boulevard Lafayette, LA 70501. This Schedule 13D relates to the Issuer's Common Stock, par value $0.10 (the "Shares").

Item 2.	Identity and Background.

(a-c, f) This Schedule 13D is being filed jointly by Sy Jacobs, a United States citizen, and Jacobs Asset Management, LLC, a Delaware limited liability company (the “Reporting Persons”). The principal business address of the Reporting Persons is 11 East 26th Street, Suite 1900, New York, New York 10010.

(d) There were no criminal proceedings during the last five years referred to in Item 2(d), in which the Reporting Persons or their executive officers were convicted (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds used for the purchase of the Shares came from the working capital of the clients of Jacobs Asset Management, LLC. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons are increasingly frustrated with the performance of the Issuer and the lack of action taken by the Issuer’s Board of Directors to create shareholder value.  Given the value of Issuer's franchise to a large number of potential acquirers, the Reporting Persons believe the board has a fiduciary responsibility to pursue a sale, as described in the letter that the Reporting Persons sent to the Issuer’s Board of Directors on August 15, 2018, attached hereto as Exhibit C.  If the Issuer does not, the Reporting Persons look forward to exercising their rights as shareholders at next year’s annual meeting.

The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes and may dispose of or enter into other transactions in the shares they may be deemed to beneficially own.

The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any change in the present Board of Directors or management of the Issuer; (c) any material change in the present capitalization or dividend policy of the Issuer; (d) any material change in the operating policies or corporate structure of the Issuer; (e) any change in the Issuer's charter or by-laws; (f) the Shares of the Issuer ceasing to be delisted from a national securities exchange or to ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (g) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5.	Interest in Securities of the Issuer.

(a-e)  As of the date hereof, Sy Jacobs may be deemed to be the beneficial owner of 1,166,457Shares (7%) of the Issuer, based upon the 16,639,650 Shares outstanding as of August 9, 2018, according to the Issuer.  Sy Jacobs has the sole power to vote or direct the vote of 0 Shares, the shared power to vote or direct the vote of 1,166,457 Shares, the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,166,457 Shares to which this filing relates.

Jacobs Asset Management, LLC may be deemed to be the beneficial owner of 1,166,457 Shares (7%) of the Issuer, based upon the 16,639,650 Shares outstanding as of August 9, 2018, according to the Issuer. Jacobs Asset Management, LLC has the sole power to vote or direct the vote of 0 Shares, the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,166,457 Shares to which this filing relates.

The transactions in the Shares effected by the Reporting Persons during the past 60 days are listed in Exhibit C.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A Exhibit B Exhibit C	Joint Filing Statement Schedule of Transactions Letter to Board of Directors

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 16, 2018
(Date)

/s/ Sy Jacobs
Sy Jacobs

Jacobs Asset Management, LLC
By: /s/ Sy Jacobs
Sy Jacobs
Managing Member

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D dated August 16, 2018 relating to the Common Stock of MidSouth Bancorp, Inc. shall be filed on behalf of the undersigned.

/s/ Sy Jacobs
Sy Jacobs

Jacobs Asset Management, LLC
By: /s/ Sy Jacobs
Sy Jacobs
Managing Member

Exhibit B

Schedule of Transactions

Date of Transactions	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Shares
8/13/2018	Common Stock	100,000	0	$13.60
8/10/2018	Common Stock	40,000	0	$13.68
7/27/2018	Common Stock	8,800	0	$14.00
7/17/2018	Common Stock	15,133	0	$13.78
7/16/2018	Common Stock	4,172	0	$13.72
7/13/2018	Common Stock	9,563	0	$13.67
7/12/2018	Common Stock	6,223	0	$13.71
7/11/2018	Common Stock	100	0	$13.75
7/10/2018	Common Stock	5,000	0	$13.85
7/9/2018	Common Stock	10,049	0	$13.90

Exhibit C

August 15, 2018

VIA E-MAIL AND MAIL

The Board of Directors of MidSouth Bancorp Inc.

c/o Jake Delhomme, Chairman of the Board of Directors

102 Versailles Boulevard

Lafayette, LA 70501

Dear Mr. Delhomme,

I am writing to you in your capacity as Chairman of the Board of MidSouth Bancorp (MidSouth, MSL or the Bank) and ask that you distribute this letter to your fellow board members. I am the founding and managing partner of Jacobs Asset Management (JAM), the investment manager of several partnerships that have been shareholders of MidSouth since 2009. In total, JAM's affiliated entities own 7.0% of MSL's shares outstanding, making us the second largest shareholder.

This letter will be a matter of public record, as we are attaching it to a 13D that will be filed with the SEC tomorrow.

In brief, this letter will highlight our long-running and increasing frustration with the performance of the Bank and the lack of action taken to create shareholder value. We believe there is a clear path to doing so, but instead, management and the board seem content producing poor results and no shareholder value.

11 East 26th Street, Suite 1900 ● New York, NY 10010	300 North Continental Boulevard, Suite 470 ● El Segundo, CA 90245
p 212.271.5526 ● f 212.271.5525	p 310.227.8600

Investors in Financial Services

By way of background, we manage partnerships that invest in U.S. financial services companies, including a concentration in depository institutions. We have $650 million of assets under management and have been in business for more than 23 years. In that time, we have always sought to invest with management teams and boards that act to create shareholder value. Our intention is to be a passive and supportive investor, and we typically work with companies in pursuing our mutual interests – often directly providing capital for turnaround efforts, organic growth or acquisitions. But a few times in our history we have found it necessary to send a letter such as this urging a bank board to pursue a different path to creating shareholder value. In these cases, just as with MSL, we were long-time shareholders frustrated by the diverging interests between shareholders and the board. In two instances I fought my way on to the boards.

We were introduced to Rusty Cloutier and Jim McLemore in 2009, when MidSouth was raising capital to acquire smaller institutions and take advantage of the distressed bank opportunity after the Great Recession. We were supportive of these plans, and by participating in that capital raise and subsequent open market purchases we soon became the largest shareholder of MSL. As you know, the Bank's plans went awry as growth slowed, inefficiencies emerged and credit deteriorated. When Rusty was terminated as CEO in 2017 your management team, including interim CEO Jim McLemore, held calls and meetings with analysts and investors where a turnaround and growth plan was discussed. MidSouth raised capital again to implement its strategy and, so we were told, redeem its SBLF preferred (which had just increased in cost from 1% to 9% annually).

Once again, these plans have gone awry, as the metrics and timelines laid out have already been missed and new problems have emerged. Aside from not using the capital raised to pay off the expensive SBLF preferred, a couple of instances of fresh missteps stick out from a list of many. We were told that the board had been frustrated with the slow pace of resolving problem assets and Jeff Blum, the newly appointed Chief Lending Officer, would lead the effort to be more aggressive in this regard. The stated goal was to get the classified asset ratio below 40% by the end of 2017. When the year ended, classified assets remained well above 40% and Jeff Blum had left. Six months later, MSL's classified asset ratio is a stubbornly high 53%. In our last meeting with management in May 2018, and also in the second quarter earnings release, the conversation shifted from improved credit, efficiency and growth to necessary and increasingly costly remediation efforts.

Clearly the restructured board and management team had a poor grasp on the scope of the turnaround plan necessary when capital was raised in 2017. Given how badly the plan has gone we question whether there was purposeful deception or just plain delusion. Wherever the truth lies, you have blown your second chance with shareholders and don't deserve to remain independent.

Before I discuss the path to maximizing shareholder value that I believe the board must undertake, let's look back at returns over the last 9 years. The table on the following page shows the performance of MSL stock over 3 different time periods, including just before your 2009 and 2017 capital raises and the peak of oil prices in 2014. We compare MSL's performance to the KBW Regional Banking Index, the Nasdaq Bank Index and the median returns of seven banks, mostly in your region, that had 7.5% or more of their loan portfolio in the energy sector as of Q314.

You see that MSL's performance has been abysmal in all of these time periods versus all comparables. Cumulatively, MSL's 22% rise since 11/25/09 (an IRR of just 2.3%) compares to increases of 187-229% for the others. Your management team has often referenced the decline in energy prices as the cause of your underperformance, but you can see that since the 2014 peak of oil prices MSL's 26% decline compares to an increase of 62% in the basket of energy-exposed banks.

Having shown how poorly shareholders have fared under the board's stewardship, I propose a different path. While MSL has reported substantial losses over the last 18 months, the rest of the U.S. banking industry has enjoyed record profits and stock valuations have soared. The pace of consolidation has picked up as those banks worthy of their independence have used their appreciated currencies to accretively buy other banks.

While poor operating results have caused MSL shareholders to suffer, we have gotten quite lucky that the value of MSL to another institution has actually increased due to tax reform, a better banking environment and robust acquirer valuations. Using a standard ability-to-pay analysis of five acquisitive banks in your region that we believe would be interested in buying MSL, we estimate that the average price they could pay while achieving a tangible book value earn-back under four years is approximately $19-20 per share. Similarly, using a deposit premium-based approach we estimate that a reasonable 10-15% deposit premium for MSL's highly desirable, low-cost and sticky deposit base in LA and TX would result in a price of $19-23 per share.

When we consider the opportunity to swap, at approximately a 50% premium to market, out of an unprofitable, shrinking, inwardly-focused bank into any number of profitable, growing banks, we think it is clear that MSL's board has a fiduciary responsibility to pursue such a path. If it does not, we look forward to exercising our rights as shareholders and having our voice and vote heard at next year's annual meeting.